Exhibit 99.1

August 16, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

To whom it may concern,

In compliance with the requirements set forth by the Argentine National Securities Commission, we write to report that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on August 15, 2017 at 11:45 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 44 shareholders (the “Shareholders”), of which 23 were present in person and 21 were represented by proxy. The Shareholders represented 281,221,650 Class A ordinary shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 870,060,360 Class B ordinary shares, with each share entitled to one vote, representing a capital stock value of 870,060,360 pesos, which resulted in a quorum of 88.54%.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the August 15, 2017 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was approved that the following shareholders sign the Minutes: Mr. Arturo Santillán and Mr. Adolfo Tamini, as well as the shareholder representative of Anses, Ignacio Alvarez Pizzo, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Increase of the share capital of the Company to allow for a maximum issuance of up to 150,000,000 new ordinary class B shares, book-entry, with each share having a right to one (1) vote and a face value of $1 (one peso) per share, and entitled to collect the same dividends under equal conditions of the ordinary class B shares, book entry, outstanding at the time of the issuance. The new ordinary class B shares are to be offered for public subscription in Argentina and/or abroad. The limits within which the Board of Directors will establish the share issuance premium will also be established.”

The Shareholders approved the Increase of the share capital of the Company to allow for a maximum issuance of up to 150,000,000 new ordinary class B shares, book-entry, with each share having a right to one (1) vote and a face value of $1 (one peso) per share, and entitled to collect the same dividends under equal conditions of the ordinary class B shares, book entry, outstanding at the time of the issuance. The new ordinary class B shares are to be offered for public subscription in Argentina and/or abroad. The limits within which the Board of Directors will establish the share issuance premium were also be established.

THIRD ITEM OF THE AGENDA: “Reduction of the term to exercise the preemptive rights and increase subscription rights of the new ordinary shares, book entry, to the legal minimum term of ten (10) days, as set forth in article 194 of the Argentina Company´s Law N° 19,550, as amended.”

The Shareholders approved the reduction of the term to exercise the preemptive rights and increase subscription rights of the new ordinary shares, book entry, to the legal minimum term of ten (10) days, as set forth in article 194 of the Argentina Company´s Law N° 19,550, as amended.

FOURTH ITEM OF THE AGENDA: “Request for authorization to make a public offering in Argentina and/or in foreign markets that the Board of Directors will determine in a timely manner, and listing on Bolsas y Mercados Argentinos S.A. (“BYMA”), the National Association of Securities Dealers Automated Quotation (“NASDAQ”) and/or additional foreign markets to be determined by the Board of Directors.”

The Shareholders approved the request for authorization to make a public offering in Argentina and/or in foreign markets that the Board of Directors will determine in a timely manner, and listing on BYMA, NASDAQ and/or additional foreign markets to be determined by the Board of Directors.

FIFTH ITEM OF THE AGENDA: “Delegation to the Board of Directors of the necessary powers to (i) determine the opportunity to implement a capital increase and authorize all the issuance conditions not established by the Shareholders´ Meeting, (ii) authorize the Board of Directors, if necessary, to resolve an additional increase of up to 15% in the number of shares authorized to be issued in case of oversubscription (always within the maximum amount fixed by the Shareholders´ Meeting of 150,000,000 shares), in accordance with article 62 of the Argentine Law N° 26,831, (iii) request the public offering and listing of the shares (or the certificates representing the same) to be issued as a result of the determined capital increase to the Argentine National Securities Commission (the “CNV”), The Securities and Exchange Commission of the United States of America (the “SEC”), BYMA, NASDAQ and/or any other similar foreign agency, (iv) execute any type of agreement with local and/or foreign financial institutions so that they can subscribe and integrate said shares for their placement in the local Argentine and/or international market, and perform all necessary and/or appropriate proceedings in order to implement the resolutions adopted by this Shareholder´ Meeting (v) if necessary, extend and/or adjust the current American Depositary Receipts program currently in force between the Company and the Bank of New York Mellon as custodian of the American Depositary Shares delegating into the Board of Directors the determination of the terms, conditions and scope of such program, (vi) implement all the other decisions adopted by the Shareholders´ Meeting in relation to items 2, 3 and 4 of the Agenda, and (vii) authorize the Board of Directors to sub-delegate the aforementioned powers to one or more directors and/or managers of the Company and/or in any individual whom it may designate such powers according to CNV´s rules.”

The Shareholders approved the delegation to the Board of Directors of the necessary powers to (i) determine the opportunity to implement a capital increase and authorize all the issuance conditions not established by the Shareholders´ Meeting, (ii) authorize the Board of Directors, if necessary, to resolve an additional increase of up to 15% in the number of shares authorized to be issued in case of oversubscription (always within the maximum amount fixed by the Shareholders´ Meeting of 150,000,000 shares), in accordance with article 62 of the Argentine Law N° 26,831, (iii) request the public offering and listing of the shares (or the certificates representing the same) to be issued as a result of the determined capital increase to the Argentine National Securities Commission (the “CNV”), The Securities and Exchange Commission of the United States of America (the “SEC”), BYMA, NASDAQ and/or any other similar foreign agency, (iv) execute any type of agreement with local and/or foreign financial institutions so that they can subscribe and integrate said shares for their placement in the local Argentine and/or international market, and perform all necessary and/or appropriate proceedings in order to implement the resolutions adopted by this Shareholder´ Meeting (v) if necessary, extend and/or adjust the current American Depositary Receipts program currently in force between the Company and the Bank of New York Mellon as custodian of the American Depositary Shares delegating into the Board of Directors the determination of the terms, conditions and scope of such program, (vi) implement all the other decisions adopted by the Shareholders´ Meeting in relation to items 2, 3 and 4 of the Agenda, and (vii) authorize the Board of Directors to sub-delegate the aforementioned powers to one or more directors and/or managers of the Company and/or in any individual whom it may designate such powers according to CNV´s rules.”

Sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects,

including interpretation matters.